October 2, 2008

United States Securities and Exchange Commission

Attn:  Patrick Kuhn, Staff Accountant

100 F Street N.E.

Washington, D.C.  20549-3561

RE:  Sense Technologies Inc

        Item 4.01 Form 8-K

Filed September 25, 2008

File No. 000-29990

Responses are keyed to your letter item:

1.

We confirm that we will amend our Form 8-K to include the required letter form our former auditor.

        Sense Technologies, Inc. acknowledges that -

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and,

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SENSE TECHNOLOGIES, INC.

/s/Bruce E. Schreiner

Bruce E. Schreiner

Administrative

ScopeOut Sales

Guardian Alert Sales

        Bruce Schreiner

Lowell Martinson

Tim Goldsbury

        2535 N Carleton Avenue

16455 S. 15th Street

Alhambra Plaza-725 N Hwy A-1-A, Suite C-106

        Grand Island, NE  68803

Phoenix, AZ  85048

Jupiter, FL  33477-4565

        Phone: 308-381-1355

Phone: 480-474-4309

Phone: 561-744-2952 / 704-522-7999

        Fax: 308-381-6557

Fax: 480-460-7559

Fax: 561-745-6795